UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2019 of Global Ship Lease, Inc. (the “Company”).
The information contained in this Report is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission effective May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: August 9, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six month periods ended June 30, 2019 and 2018.  The following discussion and analysis should be read in conjunction with our unaudited  consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 29, 2019, or our Annual Report, and other financial information appearing elsewhere in this report.  We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.
Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently our principal charterer, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018 (the “Poseidon Transaction”) pursuant to which we acquired 19 containerships from Poseidon Containers (the “Poseidon Containers Fleet”), Technomar Shipping Inc (“Technomar”) refers to our ship technical manager and ConChart Commercial Inc (“Conchart”) refers to our commercial ship manager. Unless otherwise indicated, all references to “$” and “dollars” in this report are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.
Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional ships to expand our business.
Forward-looking statements appear in a number of places in this report and in our Annual Report, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this report. The risks described under “Risk Factors” are not exhaustive. Other sections of this report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this report.

Overview
We are a containership owner, incorporated in the Republic of the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.
As of June 30, 2019, we owned 39 containerships and had contracts to acquire two additional ships, with a total capacity of 224,162 TEU for all 41 ships and with an average age, weighted by TEU capacity, of 11.9 years.
We are responsible for the operation and technical management of each ships, which includes crewing, provision of lubricating oils, maintaining the ship, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our ships are provided by our ship managers pursuant to the terms of ship management agreements. Technomar, of which Mr. George Giouroukos, our Executive Chairman, is a significant shareholder, provides day-to-day technical ship management services for all of our ships.  We pay Technomar a daily management fee of Euro 685, payable in U.S. dollars at an agreed rate of exchange, which, in addition to the technical ship management services noted above, includes administrative support services including accounting and financial reporting, treasury management services and legal services.
The commercial management of our ships includes evaluating possible charter rate and duration of future employment, marketing a ship for such employment, agreeing the detailed terms of a new charter or extension of an existing charter, administering the conduct of the charter including collection of charter-hire where necessary. Commercial management also includes negotiating sale and purchase transactions.  Global Ship Lease Services Limited, our wholly owned subsidiary, (“GSLS”) is the commercial manager for 18 of our ships. It has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, of which Mr. George Giouroukos, our Executive Chairman, is a significant shareholder, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services.  GSLS has agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, other than charters with CMA CGM, a commission of 0.75% on new charters with CMA CGM, subject to certain exceptions, and a 1.00% commission on any sale and purchase transaction. The remaining 23 ships in our fleet are or will be subject to a commercial management agreement directly with Conchart, on terms substantially similar to those of the EBSA.
For more information regarding management of our ships, please see “Item 4. Information on the Company—B. Business Overview—Ship Management” in our Annual Report.
Our financial results are largely driven by the following factors:
•	the continued performance of the charter agreements;
•	the number of ships in our fleet and their charter rates;
•	the terms under which we recharter our ships once the existing time charters have expired;
•	the number of days that our ships are utilized and not subject to drydocking, special surveys or otherwise are off-hire;
•
our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	impairment of our ships and other non-current assets; and
•	access to, and the pricing and other terms of, our debt and other financings.
All of our ships are fixed on charters, with a range of short term to long term, and an average remaining term of 3.2 years on a weighted by capacity basis as of June 30, 2019. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or improvements or for unexpected accidents and incidents affect the actual amount of revenues we receive. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.
CMA CGM is our main customer representing 56.8% of our revenue for the six months ended June 30, 2019.  CMA CGM owns 30.7% of our issued Class A common shares, which represent 15.5% of our voting rights. Charter payments from CMA CGM are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

Operating Fleet
The following table presents summary information about our fleet of 41 ships as of August 9, 2019:
Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date		Latest Charter Expiry Date		Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25		1Q26		47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22		2Q22		34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20		3Q20		39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20		3Q20		39,200
MSC Tianjin	8,667	34,243	2005	MSC	2Q24		3Q24	(2)	—	(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24		3Q24	(2)	—	(2)
GSL Ningbo	8,667	34,243	2004	Maersk	3Q20		3Q20		12,400	(3)
GSL Kalliopi	7,849	29,245	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Grania	7,849	29,261	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Eleni	7,849	29,261	2004	Maersk	2Q24		3Q24	(4)	—	(4)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23		4Q23		25,910
Kristina(1)	6,927	23,424	2013	CMA CGM	2Q24		3Q24		25,910
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexandra(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24		2Q24		25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24		2Q24		25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21		4Q21		34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19		4Q23		12,500	(5)
Tasman	5,936	25,010	2000	ZIM	3Q19		3Q19	(6)	11,500	(6)
Dimitris Y	5,936	25,010	2000	ZIM	3Q19		3Q19	(7)	16,750	(7)
Ian H	5,936	25,128	2000	ZIM	1Q21		2Q21		14,500
Dolphin II	5,095	20,596	2007	HMM	3Q19	(8)	4Q19	(8)	7,700	(8)
Orca I	5,095	20,696	2006	Maersk	2Q20	(9)	2Q21	(9)	9,000	(9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
GSL Valerie	2,824	11,971	2005	MSC	2Q20		3Q20		9,000
Athena	2,762	13,538	2003	MSC	1Q20		2Q20		9,000
Maira	2,506	11,453	2000	MSC	3Q19		3Q19		8,500
Nikolas	2,506	11,370	2000	MSC	1Q20		1Q20		9,000
Newyorker	2,506	11,463	2001	MSC	1Q20		1Q20		9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19		3Q19		15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19		3Q19		15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19		3Q19		15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19		3Q19		15,300
GSL Keta	2,207	11,731	2003	ANL	3Q19		3Q19		8,450	(10)
GSL Julie	2,207	11,731	2002	CMA CGM	3Q19		4Q19		7,200	(11)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19		1Q21	(12)	9,800	(12)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19		1Q21	(12)	9,800	(12)

(1) Modern design, high reefer capacity fuel efficient ships.
(2) Thereafter, five year charter to MSC at implied Adjusted EBITDA (a non-U.S. GAAP financial measure) of $25.6 million per ship for the period.
(3) Charterer has exercised its option to extend by 12 months from September 21, 2019 at $18,000 per day.
(4) GSL Eleni delivered in 2Q19; GSL Kalliopi and GSL Grania are scheduled to be delivered in 3Q19. GSL Eleni chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.

(5) Thereafter, we have the option, callable in 4Q19, to extend for four years at $20,000 per day.
(6) Thereafter, a new charter with Maersk Line for 30 - 38 months at an implied Adjusted EBITDA of $5.3 million for the median period. Additional 12 - month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.

(7) Thereafter in direcct continuation, 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million for the median firm period.
(8) Rate increases to $11,500 per day from August 14, 2019.
(9) Rate increases to $10,000 per day from June 3, 2020.
(10) Thereafter 50-90 days to OOCL at $8,700 per day.
(11) $7,200 per day between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favor of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(12) We have the option to extend to December 31, 2020 plus or minus 90 days, at $9,800 per day.

Recent Developments
In May 2019, we acquired three 2004-built, 7,849 TEU containerships for an aggregate purchase price of $48.5 million. Shortly after  delivery in May 2019, the first ship, GSL Eleni, commenced a five-year charter with Maersk Line. The two remaining ships, GSL Kalliopi and GSL Grania, are expected to be delivered during the third quarter of 2019 and are scheduled to commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option. In aggregate, we expect these charters to generate approximately $32.0 million of Adjusted EBITDA for the median firm period and $47.0 million if all options are exercised. A portion of the purchase price will be financed with borrowings under a new five-year $37.0 million senior secured credit facility.
In July 2019, GSL Keta, a 2003-built, 2,207 TEU containership, commenced a new charter with OOCL for minimum 50 days / maximum 90 days at a fixed rate of $8,700 per day.
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to our senior management, Messrs. Giouroukos, Webber, Lister and Psaropoulos, under our 2019 Equity Incentive Plan.  See the section of our Annual Report entitled “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the terms of our 2019 Equity Incentive Plan.  A total of 1,359,375 shares of restricted stock may be issued pursuant to the awards, in four tranches.  The first tranche is to vest conditioned only on continued service at equal intervals over the three year period commencing January 1, 2019.  Tranches two, three and four will vest when our stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60 day period.  A total of 489,375 shares have been awarded to Mr. Giouroukos, 398,750 to Mr. Webber and 235,625 to each of Messrs. Lister and Psaropoulos. Tranches one, two, three and four constitute 25%, 15%, 25% and 35%, respectively, of the award to each executive.
At our 2019 Annual Meeting of Shareholders held on August 8, 2019, our shareholders approved the reelection of Messrs. Michael Chalkias and George Giouroukos, Term II Directors, to serve until our 2022 Annual Meeting of Shareholders, and ratified the appointment of PricewaterhouseCoopers S.A. as our independent public accounting firm for the fiscal year ending December 31, 2019.
Critical Accounting Policies
The interim unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in our Annual Report.
For a further description of our material accounting policies, please see note 2 to the interim unaudited consolidated financial statements included elsewhere in this report.

Revenue recognition and related expense
We generate revenue by time chartering out our vessels. Revenue is recorded when services are rendered under a signed charter agreement or with other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
Revenues are recorded net of address commissions, which represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited consolidated balance sheets.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the owner and are included in time charter and voyage expenses as would be provisions for losses on time charters in progress and other miscellaneous owner’s expenses.
Expenses related to our revenue-generating contracts are recognized as incurred.
Vessels in Operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six month periods ended June 30, 2019 or 2018. Other borrowing costs are expensed as incurred. Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container ships based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2018, management estimated the residual values of the vessels based on scrap rate of $250 per LWT. Effective January 1, 2019 following management’s consideration of current market trends for scrap rates and historical actual scrap rates, the estimated scrap value per LWT was increased to $400. This change in accounting estimates did not materially affect the interim unaudited Consolidated Statements of Income for the six months ended June 30, 2019.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Income.
Vessels acquisitions
The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata.
Drydocking
Our vessels are drydocked approximately every five years for their special survey and for major repairs and maintenance that cannot be performed while the vessels are operating. Costs associated with the drydocks are capitalized as a component of the cost of the relevant vessel as they occur and are amortized on a straight line basis over the period to the next anticipated drydock, which are typically at five year intervals. Other expenditures relating to maintenance and repairs are expensed when incurred.
Prior to the completion of the Poseidon Transaction on November 15, 2018, we allocated an element of the purchase price of a vessel to a drydocking component which was amortized on a straight-line basis to the next anticipated drydocking date.
Costs capitalized as part of the drydock include costs directly associated with the special survey of the vessel, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed.
Impairment of Long-lived Assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached. The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are:
•
charter rates on expiry of existing charters, net of address commissions, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each ship thereafter;

•	off-hire days, which are based on actual off-hire statistics for our fleet;
•	operating costs, based on current levels escalated over time based on long term trends;
•	dry docking frequency, duration and cost;
•	the cost of fitting ballast water treatment systems;
•	estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard; and
•	scrap values.
There were no impairment charges for the six month periods ended June 30, 2019 or 2018.
Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Financial Risk Management: Our activities expose us to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: We closely monitors its credit exposure to customers and counter-parties for credit risk. We have entered into commercial management agreement with Conchart, pursuant to which Conchart has agreed to provide commercial management services to us, including the negotiation, on behalf of the Company, of vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject us to concentrations of credit risk are accounts receivable and cash and cash equivalents. We do not believe that our exposure to credit risk is likely to have a material adverse effect on our financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We monitor cash balances appropriately to meet working capital needs.
Recent Accounting Pronouncements
Relevant recent accounting pronouncements are included in the notes to the interim unaudited consolidated financial statements included elsewhere in this report.
Results of Operations
Financial Results for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018
The following table presents interim unaudited consolidated revenue and expense for the six month periods ended June 30, 2019 and 2018. This information was derived from the unaudited consolidated financial statements of comprehensive income of Global Ship Lease for the respective periods.
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2019	2018
	(unaudited)
OPERATING REVENUES
Time charter revenue	55,123	10,108
Time charter revenue-related parties	72,478	61,078
	127,601	71,186
OPERATING EXPENSES:
Vessel operating expenses	37,532	19,881
Vessel operating expenses-related parties	4,233	536
Time charter and voyage expenses	2,785	377
Time charter and voyage expenses-related parties	850	—
Depreciation and amortization	21,710	16,329
General and administrative expenses	4,110	3,393
Operating Income	56,381	30,670

Interest income	784	620
Interest and other financial expense	(38,060)	(21,516)
Other income, net	1,236	15
Total non-operating expense	(36,040)	(20,881)
Income before income taxes	20,341	9,789
Income taxes	40	(46)
Net Income	20,381	9,743
Earnings allocated to Series B Preferred Shares	(1,532)	(1,531)
Net Income available to Common Shareholders	18,849	8,212

Set out below are selected operational data for the six month periods ended June 30, 2019 and 2018 that we believe may be useful in better understanding our results of operations.

	Six months ended
	June 30,	June 30,
Days	2019	2018

Ownership days	6,912	3,271
Planned offhire - scheduled dry-dock	(174)	(31)
Unplanned offhire	(24)	(7)
Idle time	(18)	(13)
Operating days	6,696	3,220

Utilization	96.9%	98.4%

Revenue and Utilization: The 39 vessel fleet, including GSL Eleni which was purchased on May 28, 2019 and commenced a five-year charter with Maersk Line shortly thereafter, generated revenue from fixed-rate, mainly long-term time-charters of $127.6 million in the six months ended June 30, 2019, up $56.4 million (or 79.2%) on revenue of $71.2 million for the comparative period in 2018. The increase is principally due to the addition of the Poseidon Containers Fleet on November 15, 2018, offset by increased offhire days in the six months ended June 30, 2019, and the GSL Valerie in June 2018, partially offset by reduced revenue from GSL Ningbo as the charter for this vessel renewed at a lower rate in September 2018 together with the reduced revenue from MSC Qingdao as the charter for this vessel was renewed at a reduced rate.
There were 6,696 operating days during the six months ended June 30, 2019, an increase of 108% compared to 3,220 in the comparative period of 2018 due to the purchase of the Poseidon Containers Fleet, the GSL Valerie and the GSL Eleni. The 174 days of planned offhire in the six months ended June 30, 2019 were mainly attributable to one scheduled regulatory dry-docking and four drydockings in progress as of June 30, 2019, primarily for the upgrade of the relevant vessels to increase substantially their effective reefer capacity.
With 18 days idle time for Tasman, GSL Valerie and Orca I until their delivery to their new charterers and 24 days of unplanned offhire days, utilization was 96.9%. In the comparative period of 2018, there were 31 days of planned offhire for scheduled regulatory dry-dockings, 13 idle days for GSL Valerie and seven days of unplanned offhire, giving a utilization of 98.4%.
Vessel Operating Expenses: Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $41.8 million for the six months ended June 30, 2019, compared to $20.4 million in the prior year period. The increase was due to 3,641 (an increase of 111.3%) additional ownership days as a result of the acquisition of the Poseidon Containers Fleet and the additions of GSL Valerie and GSL Eleni. The average cost per ownership day in the six months ended June 30, 2019 was $6,042, compared to $6,242 for the prior year period, a reduction of $200 per day, or 3.2%.
Time Charter and Voyage Expenses: Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a vessel is off-hire or idle and miscellaneous costs associated with a ship’s voyage. Time charter and voyage expenses were $3.6 million for the six months ended June 30, 2019, compared to $0.4 million in the prior year period. The increase was mainly due to the addition of the Poseidon Containers Fleet and GSL Eleni, all of which incur such commission, compared to our legacy ships, where commission is paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.

Depreciation and amortization: Depreciation and amortization for the six months ended June 30, 2019 was $21.7 million, compared to $16.3 million in the comparative period. The increase is mainly due to the addition of the Poseidon Containers Fleet offset by the effect of lower book values for a number of vessels following an impairment expense charged in December 2018 as well as a change in estimated scrap value per LWT with effect from January 1, 2019 from $250 to $400.
General and Administrative Costs: General and administrative expenses were $4.1 million in the six months ended June 30, 2019, compared to $3.4 million in the comparative period in 2018. The increase was mainly due to an increase in payroll and other costs associated with the Poseidon Transaction.
Interest Expense: Debt as at June 30, 2019 totaled to $875.6 million, comprising of $340.0 million of indebtedness under our 9.875% notes due 2022 (the “2022 Notes”), $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels, $490.1 million bank debt collateralized by the Poseidon Containers Fleet, $7.7 million drawn under our new $65.0 million secured term loan facility and secured by GSL Valerie and $13.0 million of indebtedness under our new $37.0 million senior secured credit facility for the acquisition of GSL Eleni.
Debt as at June 30, 2018 totaled $404.8 million, comprising $360.0 million outstanding on our 2022 Notes and $44.8 million under the secured term loan.
For the six months ended June 30, 2019, interest expense was $38.1 million, compared to $21.5 million for the six months ended June 30, 2018, with the increase due to the assumption of debt associated with the Poseidon Transaction.
Interest income: Interest income for the six months ended June 30, 2019 was $0.8 million, compared to $0.6 million in the comparative period in 2018.
Other income, net: Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of vessels from charterers and passenger income. Other income, net was $1.2 million in the six months ended June 30, 2019, compared to $15,000 in the prior year period; the increase was mainly due to the addition of the Poseidon Containers Fleet.
Taxation: Taxation for the six months ended June 30, 2019 was a charge of $40,000, compared to a credit of $46,000 in the comparative period in 2018.
Earnings Allocated to Preferred Shares: The Series B preferred shares, issued on August 20, 2014, carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2019 was $1.5 million, the same as in the comparative period.
Net Income Available to Common Shareholders: Net income available to common shareholders was $18.9 million for the six months ended June 30, 2019, compared to $8.2 million in the comparative period.
Non-U.S. GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Adjusted EBITDA
Adjusted EBITDA represents net income available to common shareholders before interest income and interest and other financial expense, income taxes, depreciation and amortization and earnings allocated to preferred shares. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles.
Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of any such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measures on a forward-looking basis are not available to us without unreasonable effort.
Adjusted EBITDA (Unaudited)
(Expressed in thousands of U.S. dollars)
		Six months ended
		June 30,	June 30,
		2019	2018
Net income available to Common Shareholders		18,849	8,212

Adjust:	Depreciation and amortization	21,710	16,329
	Interest income	(784)	(620)
	Interest and other financial expense	38,060	21,516
	Income taxes	(40)	46
	Earnings allocated to preferred shares	1,532	1,531

Adjusted EBITDA		79,327	47,014

Adjusted EBITDA was $79.3 million for the six months ended June 30, 2019, up from $47.0 million for the six months ended June 30, 2018, with the increase being mainly due to the addition of the GSL Valerie in June 2018 and the Poseidon Containers Fleet on November 15, 2018.
Liquidity and Capital Resources
Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less vessel operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years.
One regulatory drydocking was completed by June 30, 2019 and four drydockings were in progress as of June 30, 2019, mainly for substantially increasing reefer capacity.
The main factors affecting operating cash flow in a period are (i) the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, (ii) cashflows from any asset sales and purchases, (iii) payments for costs of drydockings and vessel improvements, (iv) the timing of the payment of interest, which is due to be paid semi-annually on May 15 and November 15 each year on our 2022 Notes, and quarterly on our other debt and (v) amortization of our 2022 Notes and other debt.

Our liquidity requirements are significant, primarily due to drydocking costs, vessel improvements and debt service requirements. As indicated in the Tabular Disclosure of Contractual Obligations below, minimum amortization of debt for the 12 months ending June 30, 2020 is $75.7 million and interest is $67.1 million, for the 24 months ending June 30, 2022 is $501.0 million and interest is $97.4 million, and for the 24 months ending June 30, 2024 is $298.9 million and interest is $15.9 million.
In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.8 million per quarter on our Series B Preferred Shares on a perpetual basis. Finally, we may declare and pay dividends on our common shares.
Other than costs for drydocking and vessel improvements, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy. As of August 9, 2019 we had completed the regulatory drydocking for the newly acquired GSL Eleni and three further regulatory drydockings are planned for the remainder of the year including the to-be-acquired GSL Grania and GSL Kalliopi. We had also completed the upgrade of reefer capacity of four ships, one upgrade was in progress and one is planned for fourth quarter 2019.  We have also committed to installing exhaust gas cleaning systems (scrubbers) on three vessels, expected to be completed in the second half 2019.  We have or intend to bring forward and undertake the regulatory drydocking concurrently with the upgrading of six of the nine ships for reefer capacity and scrubbers. We expect a standard regulatory drydocking to cost on average around $1.1 million per ship and incur approximately 20 days offhire, the reefer upgrade is approximately $0.9 million per ship, with approximately 40 days offhire, and the scrubber installation is approximately $4.0 million per ship with approximately 45 days offhire.
All our revenues are denominated in U.S. dollars.  A portion of our expenses is denominated in currencies other than U.S. dollars, principally UK pounds sterling and Euro. As of June 30, 2019, we had $85.3 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.
We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the 12 months following the date of this report, including working capital requirements, drydocking costs, interest and debt repayment obligations.
Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.
Our floating rate debt is represented by drawings under a number of secured credit facilities. We have in the past, and may in the future, enter into hedging instruments, including interest rate swap agreements, to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Global Ship Lease for the six month periods ended June 30, 2019 and 2018.
(expressed in thousands of U.S dollars except share data)

	Six months ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	20,381	9,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,710	16,329
Amortization of deferred financing costs	1,489	2,015
Amortization of original issue discount/premium on repurchase of notes	405	401
Amortization of intangible liability/asset-charter agreements	947	(886)
Share based compensation	-	90
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	(1,746)	(1,336)
Increase in inventories	(194)	(1,866)
(Decrease) increase in accounts payable and other liabilities	789	(2,228)
Decrease in related parties' balances	(6,367)	(1,099)
Decrease in deferred revenue	(788)	(510)
Unrealized foreign exchange loss (gain)	10	(1)
Net cash provided by operating activities	36,636	20,652
Cash flows from investing activities:
Acquisition of vessels	(18,496)	(11,411)
Cash paid for vessel improvements	(6,776)	(150)
Cash paid for drydockings	(696)	(1,227)
Net cash provided by/(used in) investing activities	(25,968)	(12,788)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	13,000	-
Repayment of credit facilities	(26,546)	(10,000)
Deferred financing costs paid	(322)	-
Series B Preferred Shares-dividends paid	(1,532)	(1,531)
Net cash used in financing activities	(15,400)	(11,531)
Net increase in cash and cash equivalents and restricted cash	(4,732)	(3,667)
Cash and cash equivalents and restricted cash at beginning of the period	90,072	73,266
Cash and cash equivalents and restricted cash at end of the period	85,340	69,599

Net cash provided by operating activities for the six months ended June 30, 2019 compared to the six months ended June 30, 2018
Net cash provided by operating activities increased by $16.0 million to $36.6 million for the six months ended June 30, 2019, compared to $20.6 million cash provided by operating activities for the six months ended June 30, 2018. The principal reason for the increase is the acquisition of the Poseidon Containers Fleet on November 15, 2018.
The adjustments to reconcile net income to net cash provided by operating activities were $21.7 million of depreciation and amortization, $1.5 million of amortization of deferred financing costs, $0.4 million of amortization of original issue discount/premium on repurchase of notes and $0.9 million of amortization of intangible liability/asset-charter agreements offset by changes in operating assets and liabilities totaling $8.3 million for the six month period ended June 30, 2019 from $1.7 million increase in accounts receivable and other assets, $0.2 million increase in inventories, $0.8 million increase in accounts payable and other liabilities, $6.4 million decrease in related parties' balances, and $0.8 million decrease in deferred revenue.

Cash used in investing activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018:
Cash used in investing activities was $26.0 million for the six months ended June 30, 2019, as compared to $12.8 million for the same period in 2018. The principal reason for the increase is additional investment in new ships and additional spend on ship improvements.
Cash used in investing activities for the six months ended June 30, 2019 was the result of (i) $18.5 million for the acquisition of GSL Eleni; (ii) $6.8 million for improvements in reefer capacity; and (iii) $0.7 million for regulatory drydockings.
Cash used in financing activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018:
Cash used in financing activities was $15.4 million for the six months ended June 30, 2019, compared to $11.5 million used in the same period of 2018.
Cash used in financing activities for the six months ended June 30, 2019 was the result of (i) $26.5 million amortization of debt; (ii) $0.4 million costs incurred in connection with a new credit facility; and (iii) $1.5 million dividends related to the Series B Preferred Shares, net of $13.0 million proceeds from drawdown under the new $37.0 million senior secured credit facility in relation to the purchase of GSL Eleni.
Indebtedness
Our indebtedness as at June 30, 2019 comprised:
Lender	Dollars in thousands at June 30, 2019	Collateral Vessels	Interest Rate	Installments
Poseidon-DVB Credit Facility	48,832	Maira, Nikolas, Newyorker, Mary	LIBOR plus 2.85%	quarterly installments plus a balloon payment
Poseidon-Credit Agricole Credit Facility	51,611	Dolphin II, Athena, Kristina	LIBOR plus 2.75%	quarterly installments plus a balloon payment
Poseidon-Blue Ocean Credit Facility	23,652	Agios Dimitrios	LIBOR plus 4.00%	quarterly installments plus a balloon payment
Poseidon-ABN-AMRO Credit Facility	61,595	Katherine, Orca I	LIBOR plus 3.50%	quarterly installments plus a balloon payment
Poseidon-ATB Credit Facility	15,472	Tasman, Dimitris Y, Ian H	LIBOR plus 3.90%	quarterly installments plus a balloon payment
Poseidon-Credit Agricole Credit Facility	77,000	Alexandra, Alexis, Olivia I	LIBOR plus 3.00%(1)	quarterly installments plus a balloon payment
Poseidon-Blue Ocean Credit Facility	38,500	Alexandra, Alexis, Olivia I	10.00% fixed	bullet
Poseidon-Deutsche, CIT, Entrust Credit Facility	173,394	Al Khor, Anthea Y, Maira XL	LIBOR plus 3.00%	quarterly installments plus a balloon payment
2022 Notes	340,000	All 18 GSL Vessels	9.875%	$20.0m in 2019, $40.0m in 2020, $35.0m per annum thereafter
CITI Credit Facility	24,800	All 18 GSL Vessels	LIBOR plus 3.25%	$10.0m in 2019 - $14.8m in 2020
Hayfin Secured Term Loan Facility	7,775	GSL Valerie	LIBOR plus 5.50%	bullet
Hellenic Senior Secure Credit Facility	13,000	GSL Eleni	LIBOR plus 3.90%	quarterly installments plus balloon payment
	875,631

(1)	LIBOR plus 3.00% for the first six months up to April 5, 2019, then LIBOR plus 3.25% for the next 12 months up to April 5, 2020 and then LIBOR plus 3.50%

Notes
9.875% First Priority Secured Notes due 2022
On October 31, 2017, we issued $360.0 million in aggregate principal amount of our 2022 Notes in a private placement. The 2022 Notes mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million.
Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at June 30, 2019, March 31, 2019 and December 31, 2018 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the legacy Global Ship Lease fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.
We are required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year.
We are required to repay $40.0 million each year for the first three years and $35.0 million thereafter, across both the 2022 Notes and the new Citi Credit Facility - see  below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make.  In December 2018, the tender offer was accepted in full and the Company repurchased $20.0 million of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20.0 million of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Credit Facility at par. Should the amount outstanding under the Citi Credit Facility be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40.0 million of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Credit Facility. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35.0 million of the 2022 Notes at a purchase price of 102%.
On December 20, 2018, we entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

Optional Redemption
We may redeem the 2022 Notes in whole or in part, at our option, at any time before November 15, 2019, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the indenture. We may redeem the 2022 Notes in whole or in part, at our option, at any time on or after November 15, 2019, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2022 Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of 2022 Notes on the relevant record date to receive interest on the relevant interest payment date:
Year	Percentage
2019	104.938%
2020	102.469%
2021	100.000%

As of June 30, 2019, the outstanding balance was $337.7 million, net of the outstanding balance of the original issue discount.

Credit Facilities
$52.6 million DVB Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of $51.1 million related to Maira, Nikolas, Newyorker and Mary, provided by DVB Bank SE (“DVB”). The facility agreement is dated July 18, 2017, with initial drawdown amount of $52.6 million and final maturity of December 31, 2020.
The facility has a repayment schedule, along with a cash sweep clause, whereby excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B, each amounting to $5.5 million, are scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.4 million payable on December 31, 2020. Tranche C, amounting to $5.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.7 million payable on December 31, 2020. Tranche D, of the remaining $35.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $1.1 million starting from March 31, 2020 and a balloon payment of $31.5 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.
The facility bears interest at LIBOR plus a margin of 2.85% per annum.
As of June 30, 2019, the outstanding balance on this facility was $48.8 million.
$55.7 million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of $54.0 million relating to Dolphin II, Kristina and Athena, provided by Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55.7 million and final maturity of December 31, 2020.

The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A, amounting to $19.4 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $18.0 million payable on December 31, 2020. Tranche B, amounting to $10.5 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.2 million starting from March 31, 2020 and a balloon payment of $9.7 million payable on December 31, 2020. Tranche C, amounting to $25.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.8 million starting from March 31, 2020 and a balloon payment of $22.4 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.
This facility bears interest at LIBOR plus a margin of 2.75% per annum.
As of June 30, 2019, the outstanding balance on this facility was $51.6 million.
$24.5 million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, we assume debt outstanding of $24.2 million relating to Agios Dimitrios provided by Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24.5 million and final maturity of December 31, 2020.
The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $0.6 million starting from March 31, 2020 and a balloon payment of $21.9 million payable on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 4.0% per annum.
As of June 30, 2019, the outstanding balance on this facility was $23.7 million.
$65.3 million ABN AMRO Bank Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of $64.3 million relating to Orca II and Katherine provided by ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65.3 million and final maturity of December 31, 2020.
The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1.1 million starting from March 31, 2020 plus a balloon instalment of $60.8 million on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
As of June 30, 2019, the outstanding balance on this facility was $61.6 million.
$17.1 million Amsterdam Trade Bank N.V. Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of 17.1 million relating to Tasman, Dimitris Y and Ian H provided by Amsterdam Trade Bank N.V. The agreement is dated October 9, 2018 with initial drawdown amount of $17.1 million divided in three tranches of $5.7 million each and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110,000 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5.3 million on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2019, the outstanding balance on this facility was $15.5 million.
$80.0 million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, we assumed debt from the three vessel owning companies of Alexandra, Alexis (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80.0 million with Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80.0 million and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
The Facility is repayable in 10 equal quarterly instalments of $1.5 million each with a final balloon of $65.0 million payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on this facility was $77.0 million.
$38.5 million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of $38.5 million relating to Alexandra, Alexis (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) provided by Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38.5 million and final maturity of October 3, 2023.
The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed, payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on this facility was $38.5 million.
$180.5 million Deutsche, CIT, Entrust Credit Facility
In connection with the Poseidon Transaction, we assumed debt outstanding of $180.5 million relating to UASC Al Khor, Maira XL and Anthea Y provided by Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.
On December 31, 2018, the borrowers entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean, and Entrustpermal ICAV. The final maturity of both Facilities (Senior and Junior) is June 30, 2022. In addition to the repayment schedule, a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

Senior Facility
The Senior Facility comprised of three tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.9 million with the first such instalment due three months from the utilization date, and a final instalment of $35.1 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.2 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.3 million.
The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on the Senior Facility was $136.3 million.
Junior Facility
The Junior Facility comprised of in three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million.
The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on the Junior Facility was $37.1 million.
$54.8 million Citi Credit Facility
On October 26, 2017, and in connection with our 2022 Notes, we entered into a $54.8 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described above, is payable semi-annually and is a minimum of $20.0 million in each of the first and second years with the balance to be repaid in the third year.
The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year.
The term loan bears interest at LIBOR plus a margin of 3.25%.
As of June 30, 2019, the outstanding balance on this facility was $24.8 million.
$65.0 million Hayfin Secured Term Loan Facility
On September 7, 2018, we agreed a $65.0 million Non-Revolving Secured Term Loan Facility with Hayfin Services LLP, as agent and service agent, and other financial institutions. The facility provides for a secured term loan of up to $65 million, which was available for drawing until May 10, 2019. The facility matures on July 16, 2022. The proceeds of this loan are to be used to finance our acquisition of feeder container vessels with carrying capacities of 1,000 to 3,600 TEU, with such borrowed amounts not to exceed the lower of scrap value, calculated at $400 per lightweight tonne and 65% of the charter free market value of the vessel to be acquired. On September 10, 2018, we drew down approximately $8.1 million in connection with our acquisition of GSL Valerie. The remaining undrawn amount of $56.9 million was cancelled on May 10, 2019.
The facility bears interest at LIBOR plus a margin of 5.5%.
As of June 30, 2019, the outstanding balance of this facility was $7.8 million.

$37.0 Hellenic Senior Secured Credit Facility
On May 23, 2019, we entered into a facility agreement with Hellenic Bank Public Company Limited for an amount up to $37.0 million. Borrowings under this facility are available in tranches and are to be used in connection with the acquisition of the vessels GSL Eleni, GSL Kalliopi and GSL Grania.
An initial tranche of $13.0 million was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The facility is repayable in 20 equal quarterly instalments of $0.5 million each with a final balloon of $4.0 million payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2019, the outstanding balance of this facility was $13.0 million.
Covenants
Certain of our credit facilities have financial covenants, which require us to maintain, among other things:
•	minimum consolidated liquidity of not less than $12.5 million, or an average of $300,000 per vessel, whichever is higher;
•	minimum net worth of not less than $50.0 million;
•
minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 125% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

•
book leverage ratio (the ratio of total borrowings divided by total assets) and value adjusted leverage ratio (the ratio of total interest-bearing debt divided by the value adjusted total assets) of not more than 75%.

The agreements governing our indebtedness also contain undertakings restricting us from, among other things:
•	incur additional indebtedness or issue certain preferred stock;
•	make any substantial change to the general nature of our business;
•	pay dividends on or repay or distribute any dividend or share premium reserve;
•	redeem or repurchase capital stock;
•	create or impair certain securities interests, including liens;
•	transfer or sell certain assets;

•	enter into certain transactions other than arm’s length transactions;
•	acquire a company, shares or securities or a business or undertaking;
•	enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or sell all or substantially all of our properties or assets;
•	experience any change in the position of Executive Chairman; and
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel.
Our secured credit facilities are generally secured by, among other things:
•	a first priority mortgage over the relevant collateralized vessels;
•	first priority assignment of earnings and insurances from the mortgaged vessel s;
•	pledge of the earnings account of the mortgaged vessel;
•	pledge of the equity interest of each of the vessel-owning subsidiaries; and
•	corporate guarantees.
Leverage
As at June 30, 2019, we had a total of $875.6 million of gross debt, comprising $340.0 million of fixed rate debt under our 2022 Notes and $38.5 million under a fixed rate facility in Poseidon, and $497.1 million floating rate debt being $24.8 outstanding under the Citibank Credit Facility, $7.8 million under the $65.0 million Hayfin Secured Term Loan Facility, $13.0 million under our $37.0 million Senior Secured Credit Facility and $451.5 million under the floating rate credit facilities assumed as part of the Poseidon transaction.
As market conditions warrant, we may from time to time, depending upon market conditions and the provisions of the indenture governing the 2022 Notes and of the agreement governing the secured term loan, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the 2022 Notes and borrowings under our other credit facilities, in privately-negotiated or open market transactions, by tender offer or otherwise.
Tabular Disclosure of Contractual Obligations
The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at June 30, 2019. These amounts do not include dividends on the Series B Preferred Shares which amount to $3.1 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Payment due by period
	(Amounts in millions of U.S. dollars)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt obligations, excluding interest(1)	$$75.7	$$501.0	$$298.9	$$0.0	$$875.6
Interest on long-term debt(2)	$67.1	$97.4	$15.9	$0.0	$180.4
Ship management agreements(3)	$12.9	$19.8	$0.0	$0.0	$32.7
Total	$$155.7	$$618.2	$$314.8	$$0.0	$$1,088.7

(1)
Consists of total debt outstanding as at June 30, 2019 of $875.6 million, comprising $340.0 million of indebtedness on our 2022 Notes, $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels, $490.1 million bank debt collateralized by the Poseidon Containers Fleet, $7.7 million drawn under our $65.0 million secured term loan facility and secured by GSL Valerie and $13.0 million of indebtedness under our new $37.0 million senior secured credit facility for the acquisition of GSL Eleni. The table reflects the annual redemption of the 2022 Notes, as well as scheduled amortization and final repayments of all other credit facilities, excluding future cash sweeps other than $2.1 million which is included in the current portion of long-term debt

(2)
Represents aggregate interest payments at the fixed rate of 9.875% on the 2022 Notes, the fixed rate of 10.00% on the Blue Ocean credit facility and on our floating rate debt at the relevant margin plus LIBOR at 2.5%

(3)
Represents the fees payable to our ship managers for the balance as at June 30, 2019 of the minimum term of 36 months for the ship management agreements with Technomar, at the daily rate of €685 and an exchange rate of 1.137 USD:Euro, inflated at 2.5% annually and brokerage commissions payable to our commercial manager, Conchart, on relevant charters, up to earliest date of delivery. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

Quantitative and Qualitative Disclosures about Market Risks
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Tabular Disclosure of Contractual Obligations above.
Sensitivity Analysis
Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Based on the outstanding balance at June 30, 2019 of our floating rate credit facilities of $497.1 million and ignoring amortization thereon and cash on hand, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $5.0 million.

Foreign Currency Exchange Risk
The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.
Inflation
With the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our ship operating costs above a pre-determined threshold.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2019

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$75,399	$82,059
Restricted cash		3,367	2,186
Accounts receivable, net		2,944	1,927
Inventories		5,963	5,769
Prepaid expenses and other current assets		7,880	6,214
Due from related parties	5	3,982	817
Total current assets		$99,535	$98,972
NON-CURRENT ASSETS
Vessels in operation	3	$1,118,049	$1,112,766
Other fixed assets		2	5
Intangible assets-charter agreements		3,449	5,400
Deferred charges, net		8,730	9,569
Other non-current assets		—	948
Restricted cash, net of current portion		6,574	5,827
Total non-current assets		1,136,804	1,134,515
TOTAL ASSETS		$1,236,339	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$8,043	$9,586
Accrued liabilities		17,943	15,407
Current portion of long-term debt	4	75,732	64,088
Deferred revenue		2,330	3,118
Due to related parties	5	115	3,317
Total current liabilities		104,163	95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	$789,499	$813,130
Intangible liability-charter agreements		7,466	8,470
Deferred tax liability		—	9
Total non-current liabilities		796,965	821,609
Total liabilities		$901,128	$917,125
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018 – 9,017,205 shares)	7	$99	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	7	—	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018 – 14,000 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	7	3	3
Additional paid in capital		512,379	512,379
Accumulated deficit		(177,270)	(196,119)
Total shareholders' equity		335,211	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,236,339	$1,233,487

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Six months ended June 30,
	Note	2019	2018
OPERATING REVENUES
Time charter revenue		$55,123		$10,108
Time charter revenue-related parties	5	72,478		61,078
		127,601		71,186
OPERATING EXPENSES:
Vessels operating expenses		37,532		19,881
Vessels operating expenses-related parties	5	4,233		536
Time charter and voyage expenses		2,785		377
Time charter and voyage expenses-related parties		850		—
Depreciation and amortization	3	21,710		16,329
General and administrative expenses		4,110		3,393
Operating Income		56,381		30,670

Interest income		784		620
Interest and other financial expense		(38,060)		(21,516)
Other income, net		1,236		15
Total non-operating expense		(36,040)		(20,881)
Income before income taxes		20,341		9,789
Income taxes		40		(46)
Net Income		$20,381		$9,743
Earnings allocated to Series B Preferred Shares	7	(1,532)		(1,531)
Net Income available to Common Shareholders		$18,849		$8,212
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	9	9,937,836		6,040,792

Net Income per Class A common share
Basic and diluted (including RSU’s without service conditions)	9	$0.82		$1.36

Weighted average number of Class B common shares outstanding
Basic and diluted	9	nil		925,745

Net Income per Class B common share
Basic and diluted	9	$ nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Six months ended June 30,
	Note	2019	2018
Cash flows from operating activities:
Net Income		$20,381	$9,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	21,710	16,329
Amortization of deferred financing costs	4	1,489	2,015
Amortization of original issue discount / premium on repurchase of notes	4	405	401
Amortization of intangible asset/liability-charter agreements		947	(886)
Share based compensation	8	—	90
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(1,746)	(1,336)
Increase in inventories		(194)	(1,866)
Increase (decrease) in accounts payable and other liabilities		789	(2,228)
Decrease in related parties' balances	5	(6,367)	(1,099)
Decrease in deferred revenue		(788)	(510)
Unrealized foreign exchange loss (gain)		10	(1)
Net cash provided by operating activities		$36,636	$20,652
Cash flows from investing activities:
Acquisition of vessels		(18,496)	(11,411)
Cash paid for vessel improvements		(6,776)	(150)
Cash paid for dry-dockings		(696)	(1,227)
Net cash used in investing activities		$(25,968)	$(12,788)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities		13,000	—
Repayment of credit facilities	4	(26,546)	(10,000)
Deferred financing costs paid		(322)	—
Series B Preferred Shares-dividends paid	7	(1,532)	(1,531)
Net cash used in financing activities		$(15,400)	$(11,531)
Net decrease in cash and cash equivalents and restricted cash		(4,732)	(3,667)
Cash and cash equivalents and restricted cash at beginning of the period		90,072	73,266
Cash and cash equivalents and restricted cash at end of the period		$85,340	$69,599
Supplementary Cash Flow Information:
Cash paid for interest		17,375	19,937
Cash paid for income taxes		—	28
Non-cash investing activities:
Unpaid capitalized expenses		—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

							Additional paid-in capital
	Number of Common Sharesat par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares		Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2017	6,876,962	14,000	—	$69	$—	$—	$387,229	$(135,693)	$251,605

Restricted Stock Units (Note 8)	—	—	—	—	—	—	277	—	277
Net Income for the period	—	—	—	—	—	—	—	4,958	4,958
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2018	6,876,962	14,000	—	$69	$—	$—	$387,506	$(131,501)	$256,074

Restricted Stock Units (Note 8)	—	—	—	—	—	—	45	—	45
Net Income for the period	—	—	—	—	—	—	—	4,785	4,785
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(765)	(765)
Balance at June 30, 2018	6,876,962	14,000	—	$69	$—	$—	$387,551	$(127,481)	$260,139

		Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01
							Additional paid-in capital
	Number of Common Shares at par value $0.01			Common Shares	Series B Preferred Shares	Series C Preferred Shares		Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362

Net Income for the period	—	—	—	—	—	—	—	10,818	10,818
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$—	$3	512,379	$(186,067)	326,414

Net Income for the period	—	—	—	—	—	—	—	9,563	$9,563
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at June 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(177,270)	$335,211

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except share data)

1. Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. which was then wholly owned by CMA CGM. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight.
The Class A common shares and Class B common shares per share amounts disclosed in the interim unaudited consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.
The Company’s business is to own and charter out containerships to leading liner companies. As of June 30, 2019, the Company owned 39 vessels and had contracts to acquire two additional vessels, with average age weighted by TEU capacity of 11.9 years.
The following table provides information about the vessels:

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	CMA CGM Matisse	2,262	1999	3Q19
Global Ship Lease 4 Limited	GSL	Cyprus	CMA CGM Utrillo	2,262	1999	3Q19
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	3Q19(3)
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	3Q19(4)
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q19(5)
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas	2,207	2002	4Q19(5)
Global Ship Lease 9 Limited	GSL	Cyprus	CMA CGM La Tour	2,272	2001	3Q19
Global Ship Lease 10 Limited	GSL	Cyprus	CMA CGM Manet	2,272	2001	3Q19
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 20 Limited	GSL	Hong Kong	MSC Tianjin	8,667	2005	2Q24(6)
Global Ship Lease 21 Limited	GSL	Hong Kong	MSC Qingdao	8,667	2004	2Q24(6)
Global Ship Lease 22 Limited	GSL	Hong Kong	GSL Ningbo	8,667	2004	3Q19(7)
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q20
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,849	2004	2Q24(8)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Grania	7,849	2004	—(8)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Kalliopi	7,849	2004	—(8)
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)
Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	3Q19
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q20
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	3Q19(14)
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q20
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q20(9)
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	3Q19(10)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	3Q19(11)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	3Q19(12)
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21(13)
Phillipos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Thereafter 50 – 90 days to OOCL at $8,700 per day;
(4) $7,200 per day to between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favor of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days;

(5) Option at $9,800 per day to December 31, 2020 plus or minus 90 days, callable by us;
(6) Five year charter at implied adjusted EBITDA of $25.6 million per vessel for the period;
(7) Charterer has the option to extend by 12 months plus or minus 45 days from September 21, 2019 at $18,000 per day;
(8) GSL Eleni delivered in 2Q19; GSL Kalliopi and GSL Grania are scheduled to deliver in 3Q19. GSL Eleni chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised;

(9) Rate increases to $10,000 per day from June 3, 2020;
(10) Thereafter, option for four years at $20,000 per day, callable by us in 4Q19;
(11) Thereafter, new charter with Maersk Line for 30 - 38 months at implied Adjusted EBITDA of $5.3 million for the median period. Additional 12-month extension at charterer's option, for an additional $4.4 million implied Adjusted EBITDA;

(12) Thereafter 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million for the period;
(13) 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million for the period;
(14) Rate increases to $11,500 per day from August 14, 2019.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures
(a) Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2018 filed with the Securities and Exchange Commission on March 29, 2019 in the Company’s Annual Report on Form 20-F. Certain comparative figures have been reclassified to conform to changes in presentation in the current period.
Adoption of new accounting standards
On January 1, 2019, the Company adopted the requirements of ASU 2016-02 ”Leases”  (“ASC 842” or “the new lease standard”), applying the alternative transition method, which is consistent, with the approach the Company elected under the new revenue standard adopted as of January 1, 2018.  The Company has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same. All of the Company’s revenues for the six months ended June 30, 2019 and 2018 derive from time charter agreements that are classified as operating leases.
The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.
As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2019. The comparative information has not been recasted and continues to be reported under the accounting standards in effect for those periods (ASC 840), including disclosure requirements.
Counterparty risk
The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and is currently experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern. No customer other than CMA CGM accounted for more than 10% of operating revenue for the six months ended June 30, 2019.
These interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(b)	Principles of Consolidation
The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.
(c) Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels  acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. Other borrowing costs are expensed as incurred. Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2018, management estimated the residual values of its vessels based on scrap rate of $250 per LWT. Effective January 1, 2019 following management’s consideration of current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $400. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company for the six months ended June 30, 2019.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Income.
Vessels acquisitions
The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata. The following table summarizes the accounting for the Poseidon Transaction, including the fair value of the stock-based consideration given:

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(c)	Vessels in operation (continued)

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro-rata to the vessels acquired	(143,726)
Vessels fair value recognized as of November 15, 2018 (see note 3)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro-rata allocation of negative goodwill	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)
Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018 (as adjusted for reverse stock split)	$7.84
Fair value of stock-based consideration	125,133
Capitalized transaction expenses	11,833
Total consideration	$136,966

(d)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
There were no impairment charge for the six months ended June 30, 2019. During the year ended December 31, 2018, an impairment loss of $71,834 was recognized.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Revenue recognition and related expense
The Company generates revenue by time chartering out its vessels. Revenue is recorded when services are rendered under a signed charter agreement or with other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the owner and are included in time charter and voyage expenses as would be provisions for losses on time charters in progress and other miscellaneous owner’s expenses.
Expenses related to our revenue-generating contracts are recognized as incurred.
(f)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(f)	Fair Value Measurement and Financial Instruments (continued)
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
(g)	Recent accounting pronouncements
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation
	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value

As of January 1, 2018	$734,534	$(148,014)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	(139,354)	67,520	(71,834)

As of December 31, 2018	$1,224,377	$(111,611)	$1,112,766

Additions	24,940	—	24,940
Depreciation	—	(19,657)	(19,657)

As of June 30, 2019	$1,249,317	$(131,268)	$1,118,049

On May 28, 2019 the Company took delivery of a 2004-built, 7,849 TEU containership, GSL Eleni, for a contract price of $18,500.
On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a contract price of $11,275.
Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018 for the 19 vessels in the GSL Fleet. The impairment review resulted in an impairment charge on three vessels, totaling to $71,834, being recognized during the year ended December 31, 2018.
As of June 30, 2019, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Secured Term Loan Facility and the new acquired during 2019 vessel was pledged under the Hellenic Senior Secured Credit Facility (see note 4). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over the 19 Poseidon vessels and the new loan facility.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt
Facilities	June 30, 2019	December 31, 2018
2022 Notes	$340,000	$360,000
Less repurchase of Notes	—	(20,000)
Less original issue discount	(3,600)	(3,600)
Accumulated amortization of original issue discount	1,346	941
2022 Notes (a)	$337,746	$337,341
Poseidon-DVB Credit Facility (b)	48,832	51,063
Poseidon-Credit Agricole Credit Facility (c)	51,611	53,069
Poseidon-Blue Ocean Credit Facility (d)	23,652	23,830
Poseidon-ABN-AMRO Credit Facility (e)	61,595	62,189
Poseidon-ATB Credit Facility (f)	15,472	17,100
Poseidon-Credit Agricole Credit Facility (g)	77,000	80,000
Poseidon-Blue Ocean Credit Facility (h)	38,500	38,500
Poseidon-Deutsche, CIT, Entrust Credit Facility (i)	173,394	180,500
Citi Credit Facility (j)	24,800	34,800
Hayfin Secured Term Loan Facility (k)	7,775	8,125
Hellenic Senior Secured Credit Facility (l)	13,000	—
Less: Deferred financing costs (n)	(8,146)	(9,299)
Total	$865,231	$877,218
Less: Current portion of 2022 Notes (a)	(20,000)	(20,000)
Less: Current portion of Poseidon-DVB Credit Facility (b)	(7,152)	(2,231)
Less: Current portion of Poseidon-Credit Agricole Credit Facility (c)	(2,800)	(405)
Less: Current portion of Poseidon-Blue Ocean Credit Facility (d)	(1,300)	—
Less: Current portion of Poseidon-ABN-AMRO Credit Facility (e)	(2,250)	(129)
Less: Current portion of Poseidon-ATB Credit Facility (f)	(2,596)	(1,628)
Less: Current portion of Poseidon-Credit Agricole Credit Facility (g)	(6,000)	(6,000)
Less: Current portion of Poseidon-Deutsche, CIT, Entrust Credit Facility (i)	(14,434)	(13,695)
Less: Current portion of Citi Credit Facility (j)	(17,400)	(20,000)
Less: Current portion of Hayfin Secured Term Loan Facility (k)	—	—
Less: Current portion of Hellenic Senior Secured Credit Facility (l)	(1,800)	—
Non-current portion of Long-Term Debt	$789,499	$813,130

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
a)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.
Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at June 30, 2019, March 31, 2019 and December 31, 2018 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.
The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.
The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see 4(j) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make.  In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Credit Facility at par. Should the amount outstanding under the Citi Credit Facility be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Credit Facility. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.
On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.
As of June 30, 2019, the outstanding balance was $337,746, net of the outstanding balance of the original issue discount.
b)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 are scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
b)	$52.6 Million DVB Credit Facility (continued)
Tranche C amounting to $5,800 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,734 payable in December 31, 2020. Tranche D of the remaining $35,800 is scheduled to be repaid in four consecutive quarterly instalments of $1,083 starting from March 31, 2020 and a balloon payment of $31,500 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
The facility bears interest at LIBOR plus a margin of 2.85% per annum.
As of June 30, 2019, the outstanding balance on this facility was $48,832.
c) $55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 is scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 is scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 is scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
This facility bears interest at LIBOR plus a margin of 2.75% per annum.
As of June 30, 2019, the outstanding balance on this facility was $51,611.
d)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.
This facility bears interest on $18,830 of principal at LIBOR plus a margin of 4.0% per annum.
As of June 30, 2019, the outstanding balance on this facility was $23,652.
e)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
e)	$65.3 Million ABN AMRO Bank Credit Facility (continued)
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
As of June 30, 2019, the outstanding balance on this facility was $61,595.
f)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement is dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2019, the outstanding balance on this facility was $15,472.
g)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
The Facility is repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on this facility was $77,000.
h)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on this facility was $38,500.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
i)	$180.5 Million Deutsche, CIT, Entrust Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on the Senior Facility was $136,314.
Junior Facility
The Junior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.
As of June 30, 2019, the outstanding balance on the Junior Facility was $37,080.
j)	$54.8 Million Citi Credit Facility
On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.
The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
As of June 30, 2019, the outstanding balance on this facility was $24,800.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
k)	$65.0 Million Hayfin Secured Term Loan Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Secured Term Loan Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Secured Term Loan Facility or as otherwise agreed with the Lenders. Hayfin Secured Term Loan Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the remaining undrawn amount of $56.9 million was cancelled.
Any debt drawn under the Hayfin Secured Term Loan Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Secured Term Loan Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of June 30, 2019, the outstanding balance of this facility was $7,755.
l)	$37.0 Million Hellenic Senior Secured Credit Facility
On May 23, 2019, the Group via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Senior Secured Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Kalliopi and GSL Grania (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2019, the outstanding balance of this facility was $13,000.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
m)	$14.35 Million DVB Argos Credit Facility
On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB Bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.
n) Repayment Schedule
Maturities of long-term debt for the years subsequent to June 30, 2019 are as follows:
Payment due by period ended	Amount
June 30, 2020	$75,732
June 30, 2021	318,439
June 30, 2022	182,585
June 30, 2023	254,575
June 30, 2024	44,300
$875,631

o)	Deferred Financing Costs
	June 30, 2019	December 31, 2018
Opening balance	$9,299	$12,818
Expenditure in the period	336	307
Amortization included within interest expense	(1,489)	(3,826)
Closing balance	$8,146	$9,299

In 2019, costs amounting to $336 were incurred in connection with the Hellenic Senior Secured Credit Facility for the acquisition of GSL Eleni.
In 2018, costs amounting to $307 were incurred in connection with the Hayfin Secured Term Loan Facility for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred. In addition, fees amounting to $2,055 were incurred in connection with the above mentioned loan and the unamortized balance was presented within “Other non-current assets” as of December 31, 2018. As of June 30, 2019 this balance has been fully amortized.
p)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.
As of June 30, 2019 and December 31, 2018, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

5.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of June 30, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 15.55% and as of December 31, 2018, owning Class A and Class B common shares representing 15.55%, respectively of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. As of June 30, 2019, no charter hires were outstanding from the charterer. Revenues generated from charters to CMA CGM are shown separately in the interim unaudited Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $2,347 and $817 as of June 30, 2019 and December 31, 2018, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. For the 19 vessels of Poseidon Fleet, the ship management agreements were effective at the date of the completion of the Poseidon Transaction, while for the GSL Fleet, the agreements would be effective upon the transfer of management of each vessel to Technomar. Up to June 30, 2019 the management of the whole GSL fleet comprise 19 vessel s was transferred to Technomar.
As of December 31, 2018, the Company outsourced day-to-day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company paid CMA Ships an annual management fee of $123 per vessel (2018: $123) and reimbursed costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.
The management fees charged to the Company by Technomar and CMA Ships for the six months ended June 30, 2019 amounted to $4,043 and $190, respectively (six months ended June 30, 2018: Technomar-$nil and CMA Ships-$536) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Income. As of June 30, 2019, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $nil (December 31, 2018: Technomar:$1,362 and CMA Ships: $1,829). Additionally, as of June 30, 2019, outstanding receivables due from Technomar and CMA Ships totaling to $1,550 and $84, respectively, are presented under “Due from related parties”.
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to two vessels up to June 30, 2019.
The fees charged to the Company by Conchart for the six months ended June 30, 2019 amounted to $850 (2018: nil) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Income.
Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $115 and $126 as of June 30, 2019 and December 31, 2018, respectively.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 39 vessels as at June 30, 2019 is as follows:
Year ending	Amount
June 30, 2020	240,337
June 30, 2021	182,478
June 30, 2022	149,243
June 30, 2023	107,088
Thereafter	95,702
Total minimum lease revenue, net of address commissions	774,848

7.	Share Capital
As of June 30, 2019, the Company had one class of common shares.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and are convertible in certain circumstances to a total of 12,955,187 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares. As a part of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were also issued.
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis.  At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

8.	Share-Based Compensation
On February 4, 2019, the 2019 Omnibus Incentive Plan (the “2019 Plan”) was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the compensation committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000. No awards have been made under the 2019 Plan.
Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2019 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.
Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2018 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.
Share based awards since January 1, 2018, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2018	62,500	—	$19.36	n/a
Granted in January 8, 2018	25,000	—	9.28	n/a
Granted in March 1, 2018	25,000	—	9.04	n/a
Vested on November 15, 2018	(112,500)	—	n/a	7.92
Unvested as at December 31, 2018	—	—	$—	—
Unvested as at June 30, 2019	—	—	$—	—

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
On November 15, 2018, as a result of the completion of the Poseidon Transaction, all 112,500 unvested restricted stock units vested and as a result, 60,425 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $7.92.
During the year ended December 31, 2018, 4,266 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $32.00 rather than market values.
During the six month period ended June 30, 2019, the Company recognized a total of $nil (2018: $90), in respect of stock based compensation.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

9.	Earnings per Share
Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding for the period.
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. No such obligation exists for Class B common shareholders as at June 30, 2019, as they have converted to Class A common shares on a one-for-one basis on January 2, 2019 (see note 7). As a result, earnings would only be allocated to the Class A common shareholders and Series C preferred shareholders.
At June 30, 2019, there were no unvested awards under any of the Company’s incentive plans, only Class A common shares and Series C preferred shares were participating securities.
At June 30, 2018, there were 900,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of June 30, 2018 only Class A and B common shares are participating securities.
For the six month period ended June 30, 2018, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect.
	Six months ended June 30,
	2019	2018
Numerator:
Net income attributable to common shareholders	18,849	8,212
Undistributed income attributable to Series C participating preferred shares	(10,669)	—
Net income available to common shareholders, basic and diluted	8,180	8,212

Net income available to:
Class A, basic and diluted	8,180	8,212
Class B, basic and diluted	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	9,937,836	6,007,501
Weighted average number of RSUs without service conditions	—	33,291
Common share and common share equivalents, basic and diluted	9,937,836	6,040,792

Class B Common shares
Basic weighted average number of common shares outstanding	—	925,745
Common shares, basic and diluted	—	925,745

Basic and diluted common income per share:
Class A	0.82	1.36
Class B	—	—

Series C Preferred Shares-basic and diluted income per share:
Undistributed income attributable to Series C participating preferred shares	10,669	—
Basic and diluted weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	—
Basic and diluted earnings per share	0.82	—

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except per share data)

10.	Subsequent Events
There are no subsequent events other than those disclosed elsewhere in the interim unaudited consolidated financial statements.